UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-41566

 DEFSEC Technologies Inc.
(Exact Name of Registrant as Specified in Charter)

80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFSEC TECHNOLOGIES INC.
(Registrant)

Date:	August 17, 2026	By:	/s/ Elisabeth Preston
		Name:	Elisabeth Preston
		Title:	Senior Vice-President and Chief Legal Officer

EXHIBIT INDEX

99.1	News Release dated August 17, 2026